

Mail Stop 3720

May 26, 2016

Douglas L. Becker
Chief Executive Officer
Laureate Education, Inc.
650 S. Exeter Street
Baltimore, Maryland 21202

>   **Re: Laureate Education, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed May 20, 2016**
>   **File No. 333-207243**

Dear Mr. Becker:

    We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Note 16. Legal and Regulatory Matters

Brazilian Regulation, page F-161

1.   We refer to your discussion of regulatory changes in Brazil affecting higher education. You state that these program changes had an adverse impact on you in 2015 and are likely to have an adverse impact on you in 2016. It is not clear how and to what extent these changes impacted your results of operations in 2015 and how you expect them to affect you in 2016. Accordingly, please expand your disclosures in Management's Discussion and Analysis of Financial Condition and Results of Operations to provide a more informative analysis and discussion of the effect on your results of operations in 2015 and how you expect these changes to impact your revenue and related

income in 2016. Refer to Item 303(a)(3) of Regulation S-K and Section III of SEC Release No. 33-8350.

You may contact Christine B. Adams, Senior Staff Accountant at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Robert Zentz, Esq.
        Thomas Plotz, Esq.
        Laureate Education, Inc.

        Jason Harmon, Esq.
        DLA Piper LLP